Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	1Qr2013	2012	2011	2010	2009	2008

Income from continuing operations before income taxes	2,245	11,065	9,532	11,627	9,932	8,561

Fixed charges:
Interest on short-term borrowings	3	16	28	27	3	13
Interest on long-term debt	112	556	657	694	623	263
Branch rentals (454001) *	23	76	86	92	91	92
Equipment rental (461001) *	5	19	18	10	11	12
Phone equipment rental (461051) *	11	51	44	42	40	40
Preferred stock dividends and discount accretion	-	-	-	-	1,108	-
Total fixed charges, excluding interest on deposits	154	718	833	865	1,876	420
Interest on deposits	983	4,317	5,702	7,613	9,434	13,145
Total fixed charges, including interest on deposits	1,137	5,035	6,535	8,478	11,310	13,565

Income from continuing operations before income taxes and fixed charges (except preferred stock):
including interest on deposits	3,382	16,100	16,067	20,105	20,134	22,126
excluding interest on deposits	2,399	11,783	10,365	12,492	10,700	8,981

Ratio of earnings to fixed charges:
including interest on deposits	2.97	3.20	2.46	2.37	1.78	1.63
excluding interest on deposits	15.58	16.41	12.44	14.44	5.70	21.38

*  Amount shown is 1/3 of gross rental amount